

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

David Lennon
Chief Executive Officer
Whitehawk Therapeutics, Inc.
2 Headquarters Plaza
East Building, 11th Floor
Morristown, NJ 07960

> **Re: Whitehawk Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2025**
> **File No. 333-286284**

Dear David Lennon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Wernli